21001691

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-52049

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/20 (MM/DD/YY) AND ENDING 12/31/20 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Cormark Securities (USA) Ltd

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

200 Bay Street, Suite 1800, North Tower
(No. and Street)

Toronto	ON	M5J 2J2
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Karly Healey 416-643-6413
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young LLP
(Name – *if individual, state last, first, middle name*)

100 Adelaide Street West	Toronto	ON	M5H 0B3
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☐ Certified Public Accountant
- ☐ Public Accountant
- ☑ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (11-05)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Karly Healey, CPA, CA, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Cormark Securities (USA) Ltd, as of December 31, 2020, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

ALFRED AVANESSY-MOVAGHARNIAN NOTARY PUBLIC ONTARIO

Signature

Chief Financial Officer

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☑ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Cormark Securities (USA) Limited

Statement of Financial Position

Report and Supplementary Report of Independent Registered Public Accounting Firm
[Expressed in U.S. dollars]
December 31, 2020

EY
Building a better working world

Ernst & Young LLP
EY Tower
100 Adelaide Street West,
PO Box 1
Toronto, ON M5H 0B3

Tel: +1 416 964 1234
Fax: +1 416 864 1174
ey.com/ca

Report of Independent Registered Public Accounting Firm

The Shareholder and the Board of Directors of Cormark Securities (USA) Ltd.

Opinion on the Financial Statement

We have audited the accompanying statement of financial position of Cormark Securities (USA) Ltd. (the Company) as of December 31, 2020 and the related notes (the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company at December 31, 2020, in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

We have served as the Company's auditor since 1999.

Ernst & Young LLP

Chartered Professional Accountants
Licensed Public Accountants

Toronto, Canada
March 1, 2021

Cormark Securities (USA) Limited

Statement of financial position

[Expressed in U.S. dollars]

As at December 31

	2020
	$
Assets	
Cash	**1,282,053**
Cash segregated under federal and other regulations *[note 4]*	**2,999,970**
	4,282,023
Due from Broker *[note 5]*	**574,005**
Due from Parent *[note 5]*	**73,107**
Total assets	**4,929,135**
Liabilities and stockholder's equity	
Liabilities	
Due to broker *[note 5]*	**574,005**
Accounts payable	**9,723**
Total liabilities	**583,728**
Stockholder's equity	
Capital stock *[note 7]*	**2,350,000**
Retained earnings	**2,400,824**
Accumulated other comprehensive loss	**(405,417)**
Total stockholder's equity	**4,345,407**
	4,929,135

See accompanying notes

On behalf of the Board:

Director

Director

Cormark Securities (USA) Limited

Notes to financial statements

[Expressed in U.S. dollars]

December 31, 2020

1. Incorporation and corporate activities

Cormark Securities (USA) Limited [the "Company"] was incorporated on June 8, 1994 as Sprott Holdings Inc. under the provisions of the Ontario Business Corporations Act. On April 2, 2007, the Company's name was changed to Cormark Securities (USA) Limited. The Company obtained registration on June 9, 2000 as a broker-dealer with the Securities and Exchange Commission and is a member of the Financial Industry Regulatory Authority. The Company's primary source of revenue is commission income for securities trade execution for U.S. resident institutional clients. The Company clears all transactions with and for customers through its parent, Cormark Securities Inc. [the "Parent"]. Accordingly, the Company does not perform custodial functions relating to customer accounts and only occasionally holds customer securities.

The Company is a wholly-owned subsidiary of Cormark Securities Inc., a Canadian owned investment dealer. Cormark Securities Inc. is a member of the Investment Industry Regulatory Organization of Canada.

2. Significant accounting policies and basis of presentation

These financial statements have been prepared in accordance with accounting principles generally accepted in the United States. The significant accounting policies are as follows:

Securities transactions

Customers' securities transactions are recorded on a settlement-date basis, with related commission income and expenses recorded on a trade-date basis.

Use of estimates

The preparation of the financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Commissions revenue

Commission revenue consists of revenue generated through traditional commission-based brokerage services provided to US institutional clients. Revenue is recognized at the point in time when the performance obligation is satisfied.

Financial assets and liabilities

Balances due to clients are recorded as liabilities. Balances due from brokers and due from the parent are recorded as receivables. These balances are reported at amortized cost on the statement of financial position. Due to the short-term nature of these instruments, carrying value approximates fair value.

Notes to financial statements

[Expressed in U.S. dollars]

December 31, 2020

Financial Account Standards Board ["FASB"] Accounting Standards Codification, *Fair Value Measurements and Disclosures ["ASC 820"]*, defines fair value, establishes a framework for measuring fair value and establishes a fair value hierarchy that prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820, are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

Level 1 inputs are quoted prices [unadjusted] in active markets for identical assets or liabilities that the Company has the ability to access.

Level 2 inputs are inputs [other than quoted prices included within Level 1] that are observable for the asset or liability, either directly or indirectly.

Level 3 are unobservable inputs for the asset or liability and rely on management's own assumptions about the assumptions that market participants would use in pricing the asset or liability.

The Company reports its cash and cash segregated under federal and other regulations at fair value. These assets would be classified as Level 1 based on their inputs.

Income taxes

The Company has adopted Statement of Financial Accounting Standards No. 109, *Accounting for Income Taxes* ["SFAS 109"], which requires the Company to recognize deferred tax liabilities and assets for the expected future tax consequences of events that have been recognized in the Company's financial statements or tax returns using the liability method. Under this method, deferred tax liabilities and assets are determined based on the temporary differences between the financial statement and tax bases of assets and liabilities using enacted tax rates in effect in the year in which the differences are expected to reverse.

Translation of foreign currencies

Monetary assets and liabilities denominated in foreign currencies are translated into U.S. dollars at the year-end rates of exchange, while revenue and expense items are translated at the average rate of exchange for the year. The Company's functional currency is Canadian dollars. Gains and losses from currency translations are included in other comprehensive income (loss).

[Expressed in U.S. dollars]

3. Standards adopted during the year

Accounting Standard Update No. 2016-13, Measurement of Credit Losses on Financial Instruments ("ASU 2016-13")

In June 2016, the FSAB issued ASU 2016-13. The new standard replaces the existing incurred impairment loss methodology with a methodology that reflects the expected credit losses and required consideration of a broader range of reasonable and supportable information to inform credit loss estimates. The new standard was effective for the Company starting on January 1, 2020. The Company has determined the impact of adopting this standard to be immaterial on the Company's financial statements.

4. Cash on deposit

Cash on deposit of $2,999,970 is segregated in a special reserve bank account for the exclusive benefit of clients under Rule 15c3-3 of the Securities and Exchange Commission.

5. Related party transactions

Under an operating agreement dated November 1, 1999 and amended October 1, 2011, the Company entered into an arrangement with its Parent, whereby the Parent will provide services to the Company including use of Parent company employees, all clearing and settlement functions relating to executed trades with customers of the Company, premises and communication services and all administrative functions. Variable clearing and exchange expenses are charged by the Parent at cost and are recorded as trading, operating and administrative expenses. As consideration for receiving all remaining services as well as to reflect any services the Company provides to its Parent, approximately 50% of gross commissions earned by the Company are remitted to the Parent as part of an intercompany arrangement and recorded on the statement of operations and comprehensive income as variable compensation. The amendment to the operating agreement identifies certain operating costs of the Parent that are allocated to the Company and further entitles the Parent to collect substantially all of the remaining profit in the Company to reimburse the Parent for compensation and management costs, which is also included in variable compensation.

Variable clearing and exchange expenses charged by the Parent totaled $504,094 for the year-ended December 31, 2020 [2019 – $532,167]. Variable compensation remitted to the Parent totaled $1,050,116 for the year-ended December 31, 2020 [2019 – $502,260].

The intercompany balance due to/from the Parent is presented as a net figure on the Statement of Financial Position. This balance of $73,107 is receivable on demand and is non-interest bearing.

As at December 31, 2020, amounts due to broker of $574,005 were receivable from the Company's Parent for securities related transactions. Such amounts are non-interest bearing.

6. Income taxes

The Company is a Canadian corporation without a permanent establishment in the United States and is therefore fully subject to Canadian federal and provincial income taxes on its taxable income computed in Canadian dollars. Through the establishment of an operating agreement between the Company and its Parent, net income before taxes for the year ended December 31, 2020 is nil in Canadian dollars and therefore, the income tax provision based on applicable statutory rates is nil.

7. Capital stock

Authorized

Unlimited Class A common shares, without par value

Issued and outstanding

	2020
	$
2,350,000 common shares	**2,350,000**

8. Regulatory net capital requirement

As a registered broker-dealer, the Company is subject to the net capital rule of the Securities and Exchange Commission ["Rule 15c3-1"]. The Company computes its net capital requirement under the alternative method provided for in Rule 15c3-1, which requires that the Company maintain net capital equal to the greater of 2% of aggregate customer related debit items, as defined, or $250,000. As at December 31, 2020, the Company had net capital of $4,225,826, which was $3,975,826 in excess of the required net capital of $250,000.

9. Subsequent events

The Company has evaluated subsequent events through March 1, 2021 and has noted no significant events since the date of the statement of financial position.